EXHIBIT 4.7

[UNOFFICIAL FREE TRANSLATION TO ENGLISH]

Termination of Service Provider Agreement

Made and Signed on November 29, 2011 in Tel-Aviv

Between:	R.V.B. Holdings Ltd.
A Public Co. No. 520043621
Of 21 Ha'arbaa St., Tel Aviv
(Hereinafter: the “Company”)

The First Party

And:	M. Stern Holdings Ltd.
A Private Co. No. 513040717
Of 7 Jabotinsky St., Ramat Gan
(Hereinafter: the “Management Company”)

The Second Party

And:	Moshe Stern, ID No. 42609760
Of 16 Zamarot Str., Apartment 91, Herzliyah
(Hereinafter: the “Consultant”)

The Third Party

Whereas on July 3, 2011, the Company, the Management Company and the Consultant (collectively, the “Parties”) entered into a Service Provider Agreement (the “Agreement”); and

Whereas the Parties wish to terminate the Agreement;

Therefore It Is Agreed, Stipulated and Declared Between the Parties as Follows:

1.	The Parties notify of their mutual consent to terminate the Agreement.

2.	The Parties hereby declare that the Agreement will be terminated as of November 1, 2011.

3.
The Parties agree that the options to purchase shares of the Company which were granted to the Consultant pursuant to the Agreement will expire immediately upon the signing of this Termination of Service Provider Agreement.

4.
The Management Company and the Consultant hereby declare that during the term of the Agreement, the Company paid them all of the payments due which they were entitled to receive pursuant to the terms of the Agreement, including, but not limited to, compensation for the services provided, reimbursement of any and all expenses and any other payment which they were entitled to from the Company. The Management Company and Consultant hereby declare that the Compnay has satisfied all of its obligations towards them.

5.
The Parties hereby declare that they do not have nor will they have any claims and complaints against each other, their employees, management and shareholders, with regard to the Agreement and/or its termination, and they release each other, their employees, management and shareholders of and from any and all obligations towards each other with regard to the Agreement.

6.
It is hereby clarified that with exception to the obligations of the Management Company and the Consultant with regard to confidentiality, non-competition and intellectual property which continue to remain in effect towards the Company, pursuant to Appendix A of the Agreement, and towards E.E.R. Environmental Energy Resources (Israel) Ltd. (“EER”), pursuant to Section 4 of the addendum to the Agreement, dated February 26, 2009, which was signed on August 31, 2011, between EER, the Consultant and the Management Company, the Management Company and/or the Consultant have no other obligations, directly or indirectly, towards the Company and/or EER. The Company and EER hereby declare that the Management Company and the Consultant are not obligated or required to execute any action on their behalf, and the Company and/or EER shall have no such demand, at the present or in the future, towards the Management Company and the Consultant.

7.	This agreement shall be governed by the laws of the State of Israel and proper venue shall be in Tel Aviv.

8.	Any modification and/or cancellation of a provision of this agreement may be done only by a written instrument signed by all the Parties hereto.

In Witness Whereof the Parties Have Set Their Hand:

/s/ Yitzhak Apeloig	/s/ Ofer Naveh	/s/ Moshe Stern
The Company	The Company	The Consultant
Name: Yitzhak Apeloig	Name: Ofer Naveh
Title: Chairman of the Board of Directors	Title: Chief Financial Officer

/s/ Moshe Stern
The Management Company
Name: Moshe Stern
Title: Authorized Signatory

    I hereby agree to the above stated in Section 6.

/s/ Yitzhak Apeloig	/s/ Yossef Hindi
E.E.R. Environmental Energy Resources (Israel) Ltd.	E.E.R. Environmental Energy Resources (Israel) Ltd.
Name: Yitzhak Apeloig	Name: Yossef Hindi
Title: Chairman of the Board of Directors	Title: Deputy Chief Executive Officer